SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Cash Flows

Year ended December 31, 2017

(dollars in thousands)

Cash flows from operating activities:		
Net income	**$**	**33,694**
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized losses on investments		279
Unrealized losses on securities segregated under Federal regulations		5
Changes in assets and liabilities:		
Decrease in cash and securities segregated under Federal regulations		76,834
Decrease (increase) in receivables from:		
Brokers and dealers		14,874
Customers (including officers)		(113,012)
Affiliates		(1,496)
(Increase) in investments		(100,446)
(Increase) in deposits with clearing organizations		(1,962)
Decrease in other assets		1,630
Increase (decrease) in payables to:		
Brokers and dealers		26,741
Customers (including officers)		(136,475)
Due to Parent		(10,508)
Due to affiliates		3,619
(Decrease) in securities sold not yet purchased		(10,984)
(Decrease) in accrued compensation and benefits		(43)
Increase in accrued expenses and other liabilities		335
Net cash used in operating activities		**(216,915)**
Cash flows from financing activities:		
Dividends paid to Parent		(15,000)
Proceeds from line of credit		75,000
Increase in bank overdraft payable		35,714
Net cash provided by financing activities		**95,714**
Net (decrease) in cash and cash equivalents		**(121,201)**
Cash and cash equivalents as of beginning of year		172,013
Cash and cash equivalents as of end of year	**$**	**50,812**
Supplemental disclosure of cash flows information:		
Cash paid during the year for interest	$	23,705
Cash paid during the year for taxes	$	0

The accompanying notes are an integral part of these financial statements.